SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.1)

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

POSTROCK ENERGY CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
737525105
(CUSIP Number)
SteelPath Capital Management LLC
(f/k/a Alerian Capital Management LLC)
2100 McKinney Avenue
14th Floor
Dallas, TX 75201
214-740-6040
Attention: Gabriel A. Hammond
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 18, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SP Opportunity Partners IV LP (f/k/a Alerian Opportunity Partners IV, LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		791,633 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

791,633 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,633

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SP Opportunity Partners IX LP (f/k/a Alerian Opportunity Partners IX, LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		142,334 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

142,334 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

142,334 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCM Capital Partners LP (f/k/a Alerian Capital Partners LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,869 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

49,869 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,869 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.62% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SP Focus Partners LP (f/k/a Alerian Focus Partners LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,584 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,584 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,584 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.194% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SP Opportunity Advisors IV LLC (f/k/a Alerian Opportunity Advisors IV, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		791,633 Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

791,633 Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,633 Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.85% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SP Opportunity Advisors IX LLC (f/k/a Alerian Opportunity Advisors IX, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		142,334 Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

142,334 Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

142,334 Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.77% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SP Capital Advisors LLC (Alerian Capital Advisors, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,869 Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

49,869 Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,869 Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.62% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SP Focus Advisors LLC (f/k/a Alerian Focus Advisors, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,584 Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,584 Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,584 Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.194% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SteelPath Capital Mangement LLC (f/k/a Alerian Capital Management LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		999,420 Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

999,420 Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,420 Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.43% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D/A

CUSIP No.	737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gabriel Arce Hammond

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		999,420 Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

999,420 Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,420 Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.43% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D/A

CUSIP No.	737525105
Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission on March 23, 2010 [File No. 055-85377] (the “Original Schedule 13D”) on behalf of Alerian Opportunity Partners IV, LP, Alerian Capital Management LLC, and Gabriel Arce Hammond (the “Original Reporting Persons”). This Amendment does not reflect any change in the number of shares of Common Stock of the Company beneficially owned by the Original Reporting Persons and is being filed to report (i) the changes of names of certain of the Original Reporting Persons following a restructuring of certain of the Original Reporting Persons, (ii) the addition of certain entities that may be deemed to share beneficial ownership with respect to the securities of the Original Reporting Persons and (iii) the entry into a contract or arrangement with respect to the securities of the Issuer. All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D.
Item 2. Identify and Background
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) This Schedule 13D is filed by SP Opportunity Partners IV LP (f/k/a Alerian Opportunity Partners IV, LP)(“Opportunity IV”), SP Opportunity Partners IX LP (f/k/a Alerian Opportunity Partners IX, LP) (“Opportunity IX”), SCM Capital Partners LP (f/k/a Alerian Capital Partners LP) (“Capital”), SP Focus Partners LP (f/k/a Alerian Focus Partners LP) (“Focus”), SP Opportunity Advisors IV LLC (f/k/a Alerian Opportunity Advisors IV, LLC) (“Opportunity IV Advisors”), SP Opportunity Advisors IX LLC (f/k/a Alerian Opportunity Advisors IX, LLC) (“Opportunity IX Advisors”), SP Capital Advisors LLC (Alerian Capital Advisors, LLC) (“Capital Advisors”), SP Focus Advisors LLC (f/k/a Alerian Focus Advisors, LLC) (“Focus Advisors”), SteelPath Capital Management LLC (f/k/a Alerian Capital Management LLC) (“Management”) and Gabriel Arce Hammond (collectively, the “Reporting Persons”).
(b) The business address of the Reporting Persons is 2100 McKinney Avenue, 14th Floor, Dallas, TX 75201.
(c) Opportunity IV, Opportunity IX, Capital and Focus (collectively the “Funds”) are private investment entities. The principal business of Opportunity IV Advisors, Opportunity IX Advisors, Capital Advisors, Focus Advisors and Management (collectively, the “Advisors”) is to serve as investment managers to a variety of private investment funds, including the Funds, and to control the investing and trading in securities of these private investment funds. The principal business of Mr. Hammond is to act as a manager, equityholder and/or principal, as applicable, of the Advisors. The Reporting Persons may engage in investments in energy infrastructure through the emerging midstream energy Master Limited Partnership asset class.
(d) and (e). During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Reporting Person’s executive officers, partners or members, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Opportunity IV, Opportunity IX, Capital and Focus are organized as limited partnerships under the laws of the State of Delaware. Opportunity IV Advisors, Opportunity IX Advisors, Capital Advisors , Focus Advisors and Management

SCHEDULE 13D/A

CUSIP No.	737525105
are organized as limited liability companies under the laws of the State of Delaware. Mr. Hammond is a citizen of the United States of America.
Item 4. Purpose of the Transaction
Item 4 of the Original Schedule 13D is hereby amended to include the following:
On May 18, 2010, the Funds entered into entered into a stock trading plan with Goldman Sachs & Co. (“GS”) intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. (the “10b5-1 Plan”). GS may sell from time to time shares of Common Stock of the Issuer on behalf of the Reporting Persons pursuant to the 10b5-1 Plan, which is attached as an exhibit to this Amendment.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b) The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Funds listed:

	Number of Shares of	Sole or Shared	Sole or Shared	% of Total
Funds	Common Stock	Voting	Dispositive	Outstanding(1)

Opportunity IV	791,633	Shared (2)(6)(7)	Shared (2)(6)(7)	9.85%

Opportunity IX	142,334	Shared (3)(6)(7)	Shared (3)(6)(7)	1.77%

Capital	49,869	Shared (4)(6)(7)	Shared (4)(6)(7)	0.62%

Focus	15,584	Shared (5)(6)(7)	Shared (5)(6)(7)	0.194%

Total:	999,420			12.43%

(1)	The calculation of the percentages are based on 8,038,974 shares of the Company’s Common Stock outstanding as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010.

(2)	Opportunity IV Advisors is the general partner of Opportunity IV and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Opportunity IV beneficially owns.

(3)	Opportunity IX Advisors is the general partner of Opportunity IX and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock Opportunity IX beneficially owns.

(4)	Capital Advisors is the general partner of Capital and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Capital beneficially owns.

(5)	Focus Advisors is the general partner of Focus and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Focus beneficially owns.

SCHEDULE 13D/A

CUSIP No.	737525105

(6)	Management serves as the investment advisor to the other Advisors and the Funds and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Advisors may be deemed to beneficially own.

(7)	Mr. Hammond is the manager of each of the Advisors and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Advisors may be deemed to beneficially own. Mr. Hammond may be deemed to serve on the board of directors of the Issuer as a representative of the other Reporting Persons and such entities may be deemed to be directors by deputization.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Amendment, the Original 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to any of the Reporting Persons, shall not be considered an admission that such Reporting Person is in fact a member of such a “group” or that such Reporting Person has any liability or obligation under Section 16(b) of the Exchange Act in connection with any such “group” or for the purpose of Section 16(b) of the Exchange Act, such Reporting Person is the beneficial owner of any shares in which such Reporting Person does not have a pecuniary interest. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock reported herein to the fullest extent permitted by applicable law.
(c) No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.
(d) Not applicable.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
Exhibit 1 Joint Filing Agreement
Exhibit 2 10b5-1 Trading Plan

SCHEDULE 13D/A

CUSIP No.	737525105
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2010

SP OPPORTUNITY PARTNERS IV LP
By:	SP Opportunity Advisors IV LLC

By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

SP OPPORTUNITY PARTNERS IX LP
By:	SP Opportunity Advisors IX LLC

By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

SCM CAPITAL PARTNERS LP
By:	SP Capital Advisors LLC

By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

SP FOCUS PARTNERS LP
By:	SP Focus Advisors LLC

By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

SP OPPORTUNITY ADVISORS IV LLC
By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

SP OPPORTUNITY ADVISORS IX LLC
By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

SP CAPITAL ADVISORS LLC
By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

SCHEDULE 13D/A

CUSIP No.	737525105

SP FOCUS ADVISORS LLC
By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

STEELPATH CAPITAL MANAGEMENT LLC
By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its manager

/s/ Gabriel A. Hammond
Gabriel A. Hammond